Movatic Executive Summary

Problem Overview

Sales of shared bikes and bike parking have been growing rapidly globally while the traditional individual ownership model has stalled. These trends have pushed several of the largest bike manufacturers to create proprietary bike sharing systems. The roughly 200 small-mid sized bike OEMs and 100 bike parking OEMs have been left out of this market due to a lack of in-house resources to develop and maintain the software required (smartphone based reservation, rental, payment, and admin management site) to enter this market segment. To stay competitive and continue to grow these OEMs realize that they will need to find a way to enter the sharing market.

Our Solution

Movatic has solved this problem by creating a flexible shared mobility software platform that allows small-mid sized OEM's to access this growing sharing market with minimum investment. Movatic has developed a comprehensive software platform that will operate with any bike, bike locker or scooter product. This flexibility is a marked departure from existing specialized software that is dedicated for use with specific hardware.



1 Locker(s)
At Station
Downtown (Metropolis)
Rent a Locker Here
Private Systems
Metropolis
Gotham City
Fawcett City
Keystone City
Join a Private System
Start Rental
78
Reserve
1
Rent
2
Rent

OEMs package the Movatic software platform with their hardware to sell a complete turn-key package to shared /on-demand systems operators. These operators in turn manage the system for use by individual riders.

Movatic's cloud-based administration website allows operators to efficiently operate their systems with a single tool. An efficient operation is achieved through reservation, billing, real-time data and reports. Renters can use the Movatic app to get real-time bike availability, instantly unlock and rent, and seamlessly pay. Moving forward we are working on adding automated maintenance (contracts out the repair to a 3rd party automatically) of hardware (bikes, lockers) and on-demand insurance purchase by the end of 2017.

Traction

This attractive value proposition has already resulted in rapid growth since the launch of the product in 2017. So far the platform has seen:

- 10,000+ cumulative rentals since platform launch, including almost 4,000 in July, 2017
- 650+ bikes and bike lockers using the platform

- ~ $100,000 in revenue since founding of the company, $75,000 Jan 1 - July 31st.
- 4 hardware OEMs that are actively purchasing Movatic and selling Movatic powered solutions with over 6 more OEMS waiting for on boarding and integration.
- 75+ systems all over the country spanning from Fairbanks Alaska, to Paris Texas, to Niagara Falls.



Our experience and that of our customers has been 100% positive. Our previous software was an in-house developed application using a web application front end and backend Admin. The Movatic will help us provide a more scalable platform. -- Patrick Perugini, President of On Bikeshare

Movatic has been an excellent partner in developing this capability. Without Movatic we would have not be able to bring this capability to our customers. -- Richard Hartger, CEO of CycleSafe

Business Model

Currently we have brought on multiple bike share and bike parking OEMS onto our platform so that they can offer integrated on-demand and sharable solutions to system operators who manage the systems for use by individual riders. Movatic monetizes each of these stakeholders as shown in the chart below.



Player	Relationship	Revenue Paid to Movatic
OEM (Manufacture)	Main sales channel	OEM Support, $2/ bike or locker / month, Non Recurring Engineering
Operators	Uses Software to Operate the System (support handled by manufacturer)	Additional SaaS fees for Pro features, $3-20 / bike or locker / month
Users (Renters)	User App (support handled by system operator)	3.1% per transaction and Advertising (future) $0-$8 / bike or locker / month

Competition

Legacy Solution (Key Based): Keys create a poor user experience and high management costs significantly limit their potential for shared systems.

In House Solution: This is not an option for almost all small to medium sized companies due to the cost and skill set required to develop and maintain the software needed.

Bundled Software: In some cases bundled hardware and software can be purchased to make something sharable. For example a u-lock that is controlled by a smartphone (BitLock or Lattis). However, since Movatic is not specialized to one lock our product is higher quality and a better value due to scale.

Movatic: Since our software is compatible with a variety of hardware solutions we are able to drive scale that allows us to keep the cost affordable while offering a complete set of features. Furthermore since all of our systems utilize the same app, riders have access to the entire network of Movatic-powered shared mobility systems.

	Legacy Solution (Key Based)	In House Solution	Bundled Software (BitLock, Lattis)	Movatic
Initial Cost	**$0-$4k**	**$400k+**[1]	**$3k -$90k**	**$0-$4k**
Speed To Market	⬆	⬇	⬆	⬆
Usage / Usability	⬇	⬇	⬇	⬆
Network Effect	⬇	⬇	⬇	⬆

Market Size
The market size for this software platform for bikes, bike parking and scooters represents $250M / year global market. This is based on an estimate of 3,000,000 share bikes and 1,000,000 bike parking spaces. This market sizing is based off of our currents partners proprietary market sizing and public sources of existing public and private systems.[2]

Go-To-Market & Sales Strategy
Movatic targets small-mid sized OEMs which package our software with their hardware products so that they can sell to operators who, in turn, serve end-users. This model allows us to scale more rapidly as we are able to turn each manufacturer's sales team into Movatic reps. Bringing on a new mobility hardware manufacturer falls into the following distinct steps:
1. **OEM Relationship Building - variable amount of time:** website, cold calls and emails, content marketing as well as trade shows.
2. **OEM Demo - 2 weeks:** Demo product and discuss exactly how the solution will work for them
3. **OEM Letter of Intent - 2 weeks:** Has now selected the platform and needs to integrate the solution into their hardware / sales process.
4. **OEM Onboarding (Integration, Testing) & Sales + Marketing Setup - 2 months:** Hardware manufacture setups an internal test of the product, uses it as an opportunity to confirm specs as well as train the sales team.
5. **OEM Begins Selling First Pilot Systems - 1 - 2 months:** Now that the OEM is comfortable with the solution they begin selling the complete turn-key package to systems operators.
6. **Pilot Successful, OEM Begins Scaling Sales - 2 - 4 months:** Initial systems are deployed and are used as reference customers by the OEM. Sales pace begins to accelerate as the OEM has established a repeatable sales process..

Overall we have had an extremely high success rate once we have been able to give a demo - over 80%. Moving forward a critical focus is to work through our backlog of 6 companies and to continue to expand the funnel and increase the number of companies that we are building relationships with. Building relationships is accomplished via potential customer identification, followed by cold calls, emails and selective trade shows to establish first contact. After first contact additional follow up is provided so that we can eventually

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[1] Estimate based on a local software company's hourly rates.
[2] Bike share world map

convince the potential customer to view a demo. Although the sales process is currently being managed by Ansgar Strother, moving into 2018 this process will handled by a dedicated sales team.

This sales process long lead time does not have a significant effect on our cash flow as:

1. Moving each potential customer through the sales process takes a minimal about of time. The length of time is due to the slow internal processes of the companies.
2. This means that we can start the sales process with as many companies as necessary to have a steady flow of new OEMs to on board.
3. We begin to realize revenue when the on boarding starts through initial pilot sales, or non-recurring engineering fees. This drastically minimizes the out of pocket cost.

Executive Team

Ansgar Strother, co-Founder & CEO

Ansgar Strother is a graduate of the University of Michigan with a degree in Computer Engineering. After graduating in December of 2013, Ansgar turned down a full-time offer from Microsoft and began working on the start-up company he founded in college A2B Bikeshare. A2B Bikeshare was a bike share hardware company that removed the need for expensive kiosks. While leading A2B Bikeshare the company raised a pre-seed round and entered into a major partnership with Republic Bikes. In fall of 2016 Ansgar led the licensing of A2B Bikeshare's technology to several companies including Motivate, the largest bike sharing operator in the USA. This success was followed by Zagster acquiring the company's assets in early 2017. After the sale of A2B Bikeshare's technology Ansgar started Movatic to address software mobility pain points seen at A2B Bikeshare with 5 years of start-up and mobility experience.

Adam Jakiela, co-Founder & CTO

Adam Jakiela graduated from Grand Valley University with a degree in Computer Science. During his studies, Adam worked on multiple side projects in mobile and web app development. Upon graduating, Adam was selected to be a member of the Hacker Fellowship Program. This prestigious program looks to place top talent at high growth startups. Through this program he joined A2B Bikeshare and eventually became its CTO. Based on Ansgar and Adam previous success working together Adam joined Movatic as its co-founder & CTO.

Global Envoy, Sales Consulting

Global Envoy has over 30 years of experience in b2b, b2g b2 military and international sales. Movatic has been working for the last 6 months with Global Envoy to advise on the sales process. This advisement has been focused around creating a repeatable sales process that will allow the company to rapidly scale.

Advisors

- Stuart Nelson: Start-ups, insurance, business development and sales.
- Sandra Phillips: Founder of movmi a mobility consulting group, product, mobility.

Financials

To date Movatic has been completely bootstrapped by its founders with an initial $25,000 loan (2016) from its founders. At this point the company has generated roughly $100,000 since it's founding, including $75,000 Jan 1 - July 31st. Movatic is on a strong trajectory to reach eight figures of revenue within 5 years. To accelerate this trajectory Movatic is planning on raising $500,000 at the beginning of next year with a $1,000,000 funding round in 2019.

	Jan - July 2017	2017	2018	2019	2020
# of OEMs end of year	5	9	15	20	25
# of bikes or lockers end of year	600	1,750	8,000	18,000	40,000
Head Count	2	3	10	27	45
Revenue	$75,442	$183,496	$1,115,218	$2,981,000	$9,532,000
COGS	$170	$17,316	$43,269	$399,250	$1,458,500
GM	**$75,272**	**$166,180**	**$1,071,949**	**$2,581,750**	**$8,073,500**
Total Expense	-$79,244	-$155,919	$1,115,218	-$3,019,200	-$5,075,200
Net Income	**-$3,972**	**$10,262**	**-$22,591**	**-$437,450**	**$2,998,300**
Investment	$0	$0	$500,000	$1,000,000	$0
Total Cash Flow	**-$3,972**	**$10,262**	**$477,409**	**$562,550**	**$2,998,300**
Cash beginning of period	$20,949	$16,978	$27,240	$504,648	$1,067,198
Cash at end of period	$16,978	$27,240	$504,648	$1,067,198	$4,065,498

Use of Funds - OEM Customer Setup & Integration Process- $40k

Movatic's bandwidth is no longer able to keep up with demand. The result of this is that we are now at a point where we have to turn down doing profitable work. To address this Movatic is asking for Spark to fund the engagement of an outside contractor Aria Moraine to develop and streamline our on boarding process while onboarding the following companies:

1. Scharfstein - Bike lockers & Parking
2. NoKe - Bikeshare
3. Cygnet Bikeshare - Bikeshare
4. Dero - Bike lockers
5. AmeriBike - Bike lockers
6. Biciway - Bike lockers

To improve our on boarding process she will do the following:

1. Improve the UI in the app and admin site to make it easier to support new customers. These improvements are mainly required in the following areas:
   a. Simply adding new app instructions on how to rent, unlock and return. This is specific to each OEM product.
   b. Adding hardware section needs to be improved to better support the different information that is required for each piece of hardware.
   c. Improved configuration to allow for new OEMs and products to be easily configured.
   d. Improvements to make hardware integration quicker through the establishment of a well documented API.
2. Using these improvements to process the OEMs that are ready to be on-boarded. This will give the opportunity to review the work completed to ensure that the project was successful.

After completion of the project Movatic will hire a full time employee to handle all future onboarding based on the new cash flow generated.

The success of this engagement will result in an additional $.5 M in annual revenue that will fuel additional growth.